EQUAL ENERGY TO TRADE WITH THE SYMBOL “EQU” ON
TSX AND NYSE

Equal Energy Completes Transition from Canadian Energy Trust to Corporate Structure

Calgary, Alberta – (CNW – June 1, 2010) The units of Enterra Energy Trust today begin trading as shares of Equal Energy Ltd. (“Equal Energy”) on the Toronto and New York Stock Exchanges, completing Equal’s conversion from Enterra Energy Trust.  Equal will retain its dual-listing and will continue to develop its high-impact natural gas liquids-rich Hunton play in Oklahoma as well as its significant horizontal oil drilling projects in the Cardium, Circus Viola, and Viking.

Don Klapko, CEO of Equal Energy, said:  “Our new trading symbol represents the final step in the process of converting Enterra Energy Trust to a corporation focused on exploration and production growth.  Over the last two years, we’ve successfully transitioned our business strategy and assets to a corporate model and we are now focused on growing Equal Energy by maximizing the potential of its assets.”

Equal Energy’s common shares commenced trading today on the New York Stock Exchange under the symbol "EQU". Equal Energy’s symbol on the Toronto Stock Exchange will also be “EQU”, and the new trading symbol will become effective in two or three trading days, until then, Equal Energy will trade under the current symbol ENT.UN but will represent an entitlement to shares of Equal Energy.  Equal Energy’s convertible debentures will also trade on the Toronto Stock Exchange under the symbols "EQU.DB" and "EQU.DB.A".

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal Energy is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal Energy’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal Energy’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal Energy has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.